Exhibit 99.1

INTERIM FINANCIAL REPORT

HALF-YEAR ENDED

30 JUNE 2016

ABN 76 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT

Your Directors submit the financial report of Sundance Energy Australia Limited (the “Company” or “the consolidated group”) for the half-year ended 30 June 2016.

Directors

The names of each person who has been a Director during the half-year and to the date of this report are:

Michael D. Hannell – Non-Executive Chairman

Eric P. McCrady – Managing Director and CEO

Damien A. Hannes – Non-Executive Director

Neville W. Martin – Non–Executive Director

Weldon Holcombe – Non-Executive Director

Company Secretary

Damien Connor has been the Company Secretary during the half-year and to the date of this report.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the six-months ended 30 June 2016 and 2015, as well as each period’s respective sales volumes:

	Six-months ended 30
	June		Change	Change
	2016	2015	in $	as %
Revenue (In $ ‘000s)
Oil sales	$21,021	$50,347	$(29,326)	(58.2)
Natural gas sale	1,427	2,707	(1,280)	(47.3)
Natural gas liquids (NGL) sales	1,768	2,058	(290)	(14.1)
Product revenue	$24,216	$55,112	$(30,896)	(56.1)

	Six-months ended 30
	June		Change in	Change
	2016	2015	Volume	as %
Net sales volumes:
Oil (Bbls)	601,222	1,025,402	(424,180)	(41.4)
Natural gas (Mcf)	1,102,870	1,217,927	(115,057)	(9.4)
NGL (Bbls)	156,501	149,594	6,907	4.6
Oil equivalent (Boe)	941,534	1,377,984	(436,450)	(31.7)

Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume decreased by 436,450 Boe (31.7%) to 941,534 Boe (5,173 Boe/d) for the six-months ended 30 June 2016 compared to 1,377,984 Boe (7,613 Boe/d) for the same period in prior year primarily due to downtime related to wells shut-in for offset fracs and downtime associated with pump installs and awaiting pump installs. Sales volume excluded 107,067 Boe (588 Boe/d) and 170,710 Boe (943 Boe/d) of flared production for the six-months ended 30 June 2016 and 2015, respectively. Including flared volumes, daily production was 5,761 Boe/d and 8,556 Boe/d for the six-months ended 30 June 2016 and 2015, respectively. Flared production for the six-months ended 30 June 2016 decreased as compared to the same period in prior year. During the third quarter of 2016, the Company will complete an upgrade of its treatment facilities, which is expected to reduce flared volumes and allow the Company to sell a larger portion of its natural gas production.

Financial Report Half-year ended 30 June 2016	Page 1

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT (cont)

The Eagle Ford contributed 4,467 Boe/d (86.4%) of total sales volume during the six-months ended 30 June 2016 compared to 6,296 Boe/d (82.7%) during the same period in prior year (a 29.1% decrease). Mississippian/Woodford contributed 706 Boe/d (13.6%) of total sales volume during the six-months ended 30 June 2016 compared to 1,317 Boe/d (17.3%) during the same period in prior year (a 46.4% decrease).

Our sales volume is oil-weighted, with oil representing 64% and 74% of total sales volume for the six-months ended 30 June 2016 and 2015, respectively.

Oil sales. Oil sales decreased by $29.3 million (58.2%) to $21.0 million for the six-months ended 30 June 2016 from $50.3 million for the same period in prior year. The decrease in oil revenues was the result of lower product pricing ($14.5 million), combined with lower oil production volumes ($14.8 million). Oil production volumes decreased 41.4% to 601,222 Bbls for the six-months ended 30 June 2016 compared to 1,025,402 Bbls for the same period in prior year. The average realised price on the sale of oil decreased by 28.8% to $34.96 per Bbl for the six-months ended 30 June 2016 from $49.10 per Bbl for the same period in prior year.

Natural gas sales. Natural gas sales decreased by $1.3 million (47.3%) to $1.4 million for the six-months ended 30 June 2016 from $2.7 million for the same period in prior year. The decrease in natural gas revenues was the result of lower product pricing ($1.1 million) as well as decreased production volumes ($0.1 million). Natural gas production volumes decreased 115,057 Mcf (9.4%) to 1,102,870 Mcf for the six-months ended 30 June 2016 compared to 1,217,927 Mcf for the same period in prior year. The average realised price on the sale of natural gas decreased by 41.9% to $1.29 per Mcf for the six-months ended 30 June 2016 from $2.22 per Mcf for the same period in prior year.

NGL sales. NGL sales decreased by $0.3 million (14.1%) to $1.8 million for the six-months ended 30 June 2016 from $2.1 million for the same period in prior year. The decrease in NGL revenues was the result of lower product pricing ($0.4 million), partially offset by increased production volumes ($0.1 million). NGL production volumes increased 6,907 Bbls (4.6%) to 156,501 Bbls for the six-months ended 30 June 2016 compared to 149,594 Bbls for the same period in prior year. The average realised price on the sale of NGL decreased by 17.8% to $11.30 per Bbl for the six-months ended 30 June 2016 from $13.75 per Bbl for the same period in prior year.

	Six-months ended 30 June
Selected per Boe metrics	2016	2015	Change	Percent
Total oil, natural gas and NGL revenue (Boe)	$25.72	$39.99	$(14.27)	(35.7)%
Lease operating expense (LOE)	(5.35)	(5.86)	(0.51)	(8.7)%
Workover expense	(0.35)	(0.50)	(0.15)	(30.0)%
Production tax expense	(1.83)	(2.35)	(0.52)	(22.1)%
Depreciation and amortisation expense	(20.02)	(35.44)	(15.42)	(43.5)%
General and administrative expense (G&A)	(6.07)	(6.38)	(0.31)	(4.9)%
Total operating costs	$(33.62)	$(50.53)	$(16.91)	(33.5)%
Net operating revenue (costs)	$(7.90)	$(10.54)	$(2.64)	(25.0)%

Lease operating expenses. Lease operating expenses (LOE) decreased by $3.0 million (37.5%) to $5.0 million for the six-months ended 30 June 2016 from $8.1 million for the same period in prior year and decreased $0.51 per Boe (8.7%) to $5.35 per Boe from $5.86 per Boe. The decrease in LOE was primarily achieved through several cost saving initiatives as well as on-going field-level improvements designed to continue to drive down LOE. The Company will complete additional electrification projects during the remainder of 2016 which are expected to further decrease LOE costs.

Workover expense. Workover expenses decreased by $0.4 million (51.9%) to $0.3 million for the six-months ended 30 June 2016 from $0.7 million for the same period in prior year. Workover expense in 2016 was primarily related to pump replacements and tubing repairs.

Financial Report Half-year ended 30 June 2016	Page 2

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT (cont)

Production taxes. Production taxes decreased by $1.5 million (46.7%) to $1.7 million for the six-months ended 30 June 2016 due to lower revenue, but increased as a percentage of revenue (7.1% compared to 5.9% in the prior period.) The percentage of revenue increase was primarily due to a change in product mix from various tax jurisdictions, an increase in ad valorem taxes and the expiration of certain production tax credits.

Depreciation and amortisation expense, including depletion (“DD&A”). Depreciation and amortisation expense decreased by $30.0 million (61.4%) to $18.9 million for the six-months ended 30 June 2016 from $48.8 million for the same period in prior year. DD&A was lower in 2016 due to decreased production volumes as well as the lower property base used in the calculation as the result of the asset impairments taken at 31 December 2015.

General and administrative expenses. General and administrative expenses decreased by $3.1 million (35.0%) to $5.7 million for the six-months ended 30 June 2016 from $8.8 million for the same period in prior year. G&A per Boe decreased by 4.9% to $6.07 for the six-months ended 30 June 2016 as compared to $6.38 per Boe for the same period in prior year. During the first half of 2016, the Company implemented cost reductions to scale in its overhead cost structure to expected production levels, including reducing its employee headcount by approximately 30%. General and administrative expenses included non-cash share-based compensation expense totaling $1.1 million and $1.9 million in the six-month period ended 30 June 2016 and 2015, respectively.

Adjustment to prior year impairment expense.

During the six months ended 30 June 2016, subsequent to the filing of the Company’s 2015 Annual Report, the Company negotiated a $1.1 million vendor discount for well completion services performed in late 2015 and has adjusted in the current period an equivalent amount of impairment expense related to these wells.

Finance costs.  Finance costs, net of amounts capitalised to exploration and development, increased by $3.8 million to $6.2 million for the six-months ended 30 June 2016 as compared to $2.4 million in the same period in prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance and lower capitalised interest as a result of less drilling and completion activity in the first half of 2016, relative to the same period in prior year. As at 30 June 2016, the weighted average interest rate on the Company’s outstanding debt was 6.5%.

Loss on derivative financial instruments. The Company realised a net loss on derivative financial instruments during the six months ended 30 June 2016 consisting of $15.3 million of unrealised loss on commodity derivative contracts, offset by $7.7 million of realised gains on commodity derivative contracts. The unrealized loss represents the change in the fair value of the Company’s net derivative position as a result of contracts that settled during the period, the fair value of new positions, and a decrease in the fair value of existing positions resulting from the increase in commodity prices since 31 December 2015.

Other income (loss), net. During the six-months ended June 2016, the Company received insurance proceeds of $2.5 million related to a well control incident in 2014. This was partially offset by restructuring costs incurred during the first six months of 2016 of $0.7 million. In response to the lower oil price environment, the Company restructured its corporate organization and reduced its head count by approximately 30%. Other income (loss), net included $0.4 million in employee severance costs and $0.3 million in office lease-related costs for certain Denver, Colorado office space that will no longer be used as a result of office space consolidation. The office lease-related costs represent the Company’s future obligations under its operating lease, net of estimated sublease income.

Adjusted EBITDAX. The Company uses both IFRS and certain non-IFRS measures to assess its performance. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Financial Report Half-year ended 30 June 2016	Page 3

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT (cont)

Adjusted EBITDAX is defined as earnings before interest expense, debt extinguishment costs, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items. For the six-months ended 30 June 2016, adjusted EBITDAX was $20.1 million, or 83% of revenue, compared to $41.3 million, or 75% of revenue, from the same period in prior year.

The following table presents a reconciliation of the loss attributable to owners of Sundance to Adjusted EBITDAX:

	Six-months ended 30 June

	2016	2015

	(unaudited)

IFRS Loss Reconciliation to Adjusted EBITDAX (In $ ‘000s):
Loss attributable to owners of Sundance	$ (20,097)	$ (21,695)
Income tax expense (benefit)	1,420	(12,201)
Finance costs, net of amounts capitalised and interest received	6,213	2,411
Loss on debt extinguishment	-	1,451
Loss on derivative financial instruments	7,637	468
Settlement of commodity hedging	7,653	5,082
Depreciation and amortisation expense	18,853	48,835
Impairment expense	-	15,985
Adjustment to prior year impairment	(1,052)	-
Share-based compensation, value of services	1,155	1,902
Gain on sale of non-current assets	-	(1,107)
Other income (loss)	(1,692)	152
Adjusted EBITDAX	$ 20,090	$ 41,283

Development

The Company’s development activities during the first half of 2016 totaled $13.6 million, primarily Eagle Ford- focused, which met the Company’s down-cycle objective to manage the business within Adjusted EBITDAX of $20.1 million. In the Eagle Ford, the Company’s investment was primarily related to pump installations and other production enhancement operations, drilling 3 gross (2.7 net) operated wells and participating in the completion of 11 gross (3.6 net) non-operated wells. As at 30 June 2016, the Company had 7 gross (6.6 net) Sundance- operated wells waiting on completion. Sundance expects initial production on 18 gross (10.2 net) wells in the second half of 2016.

In addition, Sundance began completing 3.0 gross (2.7 net) Mississippian/Woodford wells late in the second quarter, of which 2 gross (1.8 net) wells are expected to have initial production in the third quarter 2016. As at 30 June 2016, Sundance had an additional 2 gross (0.2 net) wells waiting on completion. During the second quarter of 2016 the Company began to market its Greater Anadarko Basin assets for sale.

Subsequent to 30 June 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re-fracture a minimum of five Eagle Ford wells in McMullen County beginning in the third quarter of 2016. Under the terms of the agreement, Schlumberger will be paid for the services from the incremental net revenue generated by the refractures.

Exploration

During the six-months ended 30 June 2016, there was no significant exploration activity.

Financial Report	Page 4
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT (cont)

Acquisition of Oil and Gas Assets

Subsequent to 30 June 2016, the Company completed the acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County for cash of $15.5 million. The assets acquired include approximately 27 gross (9.6 net) wells, which are primarily Sundance-operated, estimated production of 600-700 Boepd for the remainder of 2016 and total proved reserves of approximately 3.0 Mboe (1.4 Mmboe of proved developed reserves). The Company’s results for the half-year ended 30 June 2016 did not include the impact of the acquisition.

Financial Position

The Company raised A$80 million in a two tranche placement of ordinary shares (the “Placement”), of which approximately A$8 million was received upon closing of Tranche 1 of the Placement prior to 30 June 2016. Net proceeds from Tranche 2 of the Placement were received in July 2016. Proceeds from the Placement will be used to accelerate development in the Eagle Ford, pursue other development opportunities and acquisitions and for general working capital needs. In August 2016, the Company also completed a Share Purchase Plan (“SPP”) which provided an additional A$9 million of proceeds. Assuming the Placement, the SPP and the recent Eagle Ford acquisition were complete as at 30 June 2016, the Company had pro forma cash of $46 million as at 30 June 2016.

As at 30 June 2016, the Company’s revolving credit facility (“RBL”) with Morgan Stanley was fully drawn with $67 million outstanding and there was $125 million outstanding on the term loan. The Company’s borrowing base was reaffirmed in May 2016. The credit facility covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.25. The Company was in compliance with its covenants as at 30 June 2016.

Auditor’s Declaration

The auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6 for the half-year ended 30 June 2016 financial report.

Signed in accordance with a resolution of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 13th day of September 2016

Financial Report	Page 5
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

AUDITOR’S INDEPENDENCE DECLARATION

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

13 September 2016

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the review of the financial statements of Sundance Energy Australia Limited for the half-year ended 30 June 2016, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)          the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)      any applicable code of professional conduct in relation to the review.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountant

Financial Report	Page 6
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER

COMPREHENSIVE LOSS (UNAUDITED)

For the half-year ended 30 June 2016

		Consolidated Group
		30 June 2016	30 June 2015
	Note	US$’000	US$’000

Revenue	2	$ 24,216	$ 55,112
Lease operating and production tax expense	3	(7,098)	(11,999)
Depreciation and amortisation expense		(18,853)	(48,835)
General and administrative expense	4	(5,717)	(8,790)
Impairment expense	5	-	(15,985)
Adjustment to impairment expense	6	1,052	-
Finance costs, net of amounts capitalised		(6,213)	(2,411)
Loss on debt extinguishment		-	(1,451)
Gain on sale of non-current assets		-	1,107
Loss on derivative financial instruments		(7,637)	(468)
Other income (expense), net	7	1,573	(176)

Loss before income tax		(18,677)	(33,896)

Income tax benefit (expense)	8	(1,420)	12,201

Loss attributable to owners of the Company		(20,097)	(21,695)

Other comprehensive loss

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(40)	(290)

Total other comprehensive loss		(40)	(290)

Total comprehensive loss attributable to owners of the Company		$ (20,137)	$ (21,985)

Loss per share		Cents	Cents
Basic	9	(3.5)	(3.9)
Diluted	9	(3.5)	(3.9)

The accompanying notes form part of these unaudited financial statements

Financial Report	Page 7
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

As at 30 June 2016

		Consolidated Group
	Note	30 June 2016	31 December 2015
		US$’000	US$’000
CURRENT ASSETS			(Restated- See Note 8)
Cash and cash equivalents		$ 1,474	$ 3,468
Trade and other receivables		4,554	11,508
Derivative financial instruments	12	564	9,967
Income tax receivables	8	5,616	5,616
Other current assets		4,525	4,154
		16,733	34,713
Assets held for sale	10	27,431	90,632
TOTAL CURRENT ASSETS		44,164	125,345
NON-CURRENT ASSETS
Development and production assets		308,074	250,922
Exploration and evaluation expenditure		34,357	26,323
Property and equipment		1,136	1,382
Derivative financial instruments	12	342	3,950
Deferred tax assets	8	1,113	1,913
TOTAL NON-CURRENT ASSETS		345,022	284,490
TOTAL ASSETS		$ 389,186	$ 409,835
CURRENT LIABILITIES
Trade and other payables		$ 9,043	$ 21,588
Accrued expenses		16,961	19,883
Income tax payables	8	526	-
Derivative financial instruments	12	510	-
		27,040	41,471
Liabilities held for sale	10	1,147	744
TOTAL CURRENT LIABILITIES		28,187	42,215
NON-CURRENT LIABILITIES
Credit facility, net of deferred financing fees	11	188,113	187,743
Restoration provision		7,353	3,088
Deferred tax liabilities	8	-	-
Derivative financial instruments	12	1,770	-
Other non-current liabilities		501	420
TOTAL NON-CURRENT LIABILITIES		197,737	191,251

TOTAL LIABILITIES		$ 225,924	$ 233,466
NET ASSETS		$ 163,262	$ 176,369
EQUITY
Issued capital	14	$ 314,304	$ 308,429
Share option reserve		12,805	11,650
Foreign currency translation reserve		(1,350)	(1,310)
Accumulated deficit		(162,497)	(142,400)
TOTAL EQUITY		$ 163,262	$ 176,369

The accompanying notes form part of these unaudited financial statements

Financial Report	Page 8
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the half-year ended 30 June 2016

	Issued	Share Option	Foreign Currency Translation	Retained Earnings (Accumulated
	Capital	Reserve	Reserve	Deficit)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 31 December 2014	$ 306,853	$ 7,550	$ (832)	$ 121,435	$ 435,006

Loss attributable to owners of the Company	-	-	-	(21,695)	(21,695)

Other comprehensive loss for the period	-	-	(290)	-	(290)
Total Comprehensive loss for the period	-	-	(290)	(21,695)	(21,985)

Stock compensation value of services	-	1,902	-	-	1,902

Balance at 30 June 2015	$ 306,853	$ 9,452	$ (1,122)	$ 99,740	$ 414,923

Balance at 31 December 2015 (Restated – See Note 8)	$ 308,429	$ 11,650	$ (1,310)	$ (142,400)	$ 176,369

Loss attributable to owners of the Company				(20,097)	(20,097)

Other comprehensive loss for the period			(40)		(40)
Total Comprehensive loss for the period			(40)	(20,097)	(20,137)

Shares issued in connection with private placement	6,088				6,088
Cost of capital, net of tax	(213)				(213)
Stock compensation value of services		1,155			1,155

Balance at 30 June 2016	$ 314,304	$ 12,805	$ (1,350)	$ (162,497)	$ 163,262

The accompanying notes form part of these unaudited financial statements

Financial Report	Page 9
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

For the half-year ended 30 June 2016

	Consolidated Group
	30 June 2016 US$’000	30 June 2015 US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	$ 28,416	$ 59,899
Payments to suppliers and employees	(14,968)	(22,713)
Interest received	-	14
Derivative proceeds	9,136	5,752
Purchase of commodity derivative contracts	-	(690)
Income taxes paid	-	(250)
Other operating activities	1,908	-

NET CASH PROVIDED BY OPERATING ACTIVITIES	24,492	42,012

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure	(20,429)	(110,411)
Payments for exploration expenditure	(1,019)	(15,495)
Payments for acquisition of oil and gas properties	(1,600)	-
Payments for property and equipment	(5)	(303)
Other investing activities	-	(190)

NET CASH USED IN INVESTING ACTIVITIES	(23,053)	(126,399)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	6,088	-
Payments for the costs of capital raisings	(253)	-
Purchase of foreign currency derivative contracts	(391)	-
Borrowing costs paid, net of capitalised portion	(8,809)	(1,133)
Deferred financing fees capitalised	-	(4,660)
Proceeds from borrowings	-	170,000
Repayments of borrowings	-	(145,000)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(3,365)	19,207

Net decrease in cash and cash equivalents held	(1,926)	(65,180)

Cash and cash equivalents at beginning of period	3,468	69,217
Effect of exchange rates on cash and cash equivalents	(68)	(544)
Cash and cash equivalents at end of period	$ 1,474	$ 3,493

The accompanying notes form part of these unaudited financial statements

Financial Report Half-year ended 30 June 2016	Page 10

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 1 - BASIS OF PREPARATION

The unaudited general purpose financial statements of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the interim half-year reporting period ended 30 June 2016 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting. These condensed consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2015 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation that are discussed in Note 1 of the Company’s 31 December 2015 annual financial statements have been consistently applied to the half-year reporting period ended 30 June 2016 unless otherwise stated. The Company did not adopt any of the standards that have been issued by the AASB and the IASB, but were not mandatorily applicable during the period and is in the process of accessing the impact of adopting such standards.

The condensed consolidated financial statements and accompanying notes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

NOTE 2 - REVENUE

	Six-months ended 30 June
	2016 US$’000	2015 US$’000
Oil sales	$21,021	$ 50,347
Natural gas sales	1,427	2,707
Natural gas liquid (NGL) sales	1,768	2,058
Total revenue	$24,216	$ 55,112

All reported oil, NGL and natural gas sales are shown net of royalties, transportation and marketing costs.

NOTE 3 – LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Six-months ended 30 June
	2016 US$’000	2015 US$’000
Lease operating expense	$(5,042)	$ (8,072)
Workover expense	(330)	(686)
Production tax expense	(1,726)	(3,241)
Total lease operating and production tax expense	$(7,098)	$ (11,999)

NOTE 4 – GENERAL AND ADMINISTRATIVE EXPENSE

	Six-months ended 30 June
	2016 US$’000	2015 US$’000
Employee benefits expense, including wages and salaries	$(2,930)	$ (4,248)
Administrative expense	(2,787)	(4,542)
Total general and administrative expense	$(5,717)	$ (8,790)

Financial Report Half-year ended 30 June 2016	Page 11

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 5 – IMPAIRMENT OF NON-CURRENT ASSETS

At 30 June 2016, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.

As at 30 June 2016, the Company determined there was no indication of impairment or impairment reversal for its Eagle Ford and Mississippian/Woodford oil and gas assets. During the six-months ended 30 June 2015, the Company recorded impairment expense of $2.6 million and $13.4 million related to its Mississippian/Woodford development and production assets and exploration and evaluation expenditures, respectively, as a result of the depressed oil pricing market and expected lease expirations.

NOTE 6 – ADJUSTMENT TO PRIOR YEAR IMPAIRMENT

In June 2016, subsequent to the filing of the Company’s 2015 Annual Report, the Company negotiated a $1.1 million vendor discount for well completion services performed in late 2015 and has adjusted in the current period an equivalent amount of impairment expense related to these wells.

NOTE 7 – OTHER INCOME (LOSS), NET

During the six-months ended 30 June 2016, the Company received insurance proceeds of $2.5 million related to a well control incident in 2014. The insurance proceeds were partially offset by restructuring expense of $0.7 million. In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. The restructuring costs included $0.4 million in employee severance costs and $0.3 million in office lease-related costs for certain Denver, Colorado office space that will no longer be used as a result of office space consolidation. The office-lease-related costs represents the Company’s future obligations under the operating leases, net of anticipated sublease income. Other income (loss), net also included an unrealized loss on its foreign currency derivative of $0.1 million.

NOTE 8 – INCOME TAX EXPENSE (BENEFIT)

During the six-months ended 30 June 2016 the Company recognised income tax expense of $1.4 million on a pre-tax loss of $18.7 million, representing 7.6% of pre-tax loss. The difference between the prima facie tax expense of $1.4 million at the Company’s statutory income tax rate of 30% is primarily due to the impact of unrecognized tax benefits.

The Company identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities and a $0.4 million overstatement of income tax receivable as at 31 December 2015 and a $6.0 million understatement of its income tax benefit for the year then ended. No period prior to the year ended 31 December 2015 was affected. The 2015 prior period error related to the push down allocation of the Company’s consolidated impairment to the Company’s separate subsidiaries. As a result of this error, the Company’s consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated. As the adjustment is the direct result of the 2015 impairment charge, the Company believes that the correction should be retrospectively restated for more meaningful and comparative financial information.

The effect of this correction is shown in the table below and is reflected in the Company’s comparative 31 December 2015 condensed consolidated statement of financial position included in this report. Because the impairment and related tax implications were recorded in the second half of 2015, the Company’s condensed consolidated statements of profit or loss and other comprehensive loss for the half-year ended 30 June 2015 included in this report were not affected. There is no impact to the condensed consolidated statement of cash flows. The correction to the condensed consolidated statements of loss and other comprehensive loss will be reflected in the Company’s year ended 31 December 2015 comparative information included in its 2016 annual report.

Financial Report Half-year ended 30 June 2016	Page 12

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 8 – INCOME TAX EXPENSE (BENEFIT) (CONT)

	As Stated in 2015		31 December
	Annual Report	Correction	2015 Restated
Condensed Consolidated Statement of Financial Position (As at 31 December 2015)
Income tax receivable	$5,997	$(381)	$5,616
Total current assets	125,726	(381)	125,345
Deferred tax liabilities	6,341	(6,341)	Nil
Total non-current liabilities	197,592	(6,341)	191,251
Net assets	170,409	5,960	176,369
Accumulated deficit	(148,360)	5,960	(142,400)
Total equity	170,409	5,960	176,369

Condensed Consolidated Statement of Loss and Other Comprehensive Loss (Year-ended 31 December 2015)
Income tax benefit	$101,178	$5,960	$107,138
Loss attributable to owners of the company	(269,795)	5,960	(263,835)
Total comprehensive loss	(270,273)	5,960	(264,313)
Basic and diluted loss per share (cents)	(48.8)	1.1	(47.7)

NOTE 9 –LOSS PER SHARE

	Six-months ended 30 June

	2016	2015

	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	$ (20,097)	$ (21,695)

	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	568,847,433	549,331,948
-Incremental shares related to options and restricted share units	Nil	Nil
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	568,847,433	549,331,948

For the six-months ended 30 June 2016 and 2015, incremental shares related to options and restricted share units were excluded from the weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

Financial Report Half-year ended 30 June 2016	Page 13

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 10– ASSETS HELD FOR SALE

As at 30 June 2016, the condensed consolidated statement of financial position includes $27.4 million of assets and $1.1 million of liabilities as held for sale, comprised of the following:

	30 June 2016	31 December 2015
	US$’000	US$’000
Mississippian/Woodford
Development and production assets	$19,701	$-
Exploration and evaluation expenditure	1,193	-
Eagle Ford
Development and production assets (25%)	-	77,021
Exploration and evaluation expenditure (25%)	-	8,377
Cooper Basin
Exploration and evaluation expenditure	6,537	5,234
Total assets held for sale	$27,431	$90,632

Restoration provision associated with held-for-sale
developed assets	$(1,147)	$(744)
Total liabilities held for sale	$(1,147)	$(744)

In June 2016, the Company’s management committed to a plan to sell its Mississippian/Woodford assets. In addition, the Company intends to sell its Cooper Basin assets, which it acquired through its purchase of New Standard Energy (“NSE”) in 2015, as the assets fall outside the Company’s strategic focus. The Company believes the sales of the aforementioned assets are highly probable within one year. The Company had previously intended to sell a 25% non-operated interest in its Eagle Ford assets. However, the Company changed its strategy in June 2016 as a result of its recent private placement. These Eagle Ford assets were reclassified and are presented as development and production assets and exploration and evaluation expenditures as at 30 June 2016.

As at 30 June 2016, certain of the Company’s assets held for sale were included in the borrowing base value under the Company’s Credit Agreement. Upon the sale of these assets, the lender may elect to reduce the then effective borrowing base by an amount equal to the value attributed to those assets if the value of the remaining assets does not meet the prescribed asset coverage thresholds. There are many variables that affect the lender’s determination of borrowing base value at any point in time and therefore it is difficult for the Company to estimate the borrowing base value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

Financial Report	Page 14
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 11 – CREDIT FACILITIES

	30 June 2016 US$’000	31 December 2015 US$’000

Morgan Stanley Revolving Facility	$67,000	$67,000
Morgan Stanley Term Loan	125,000	125,000
Total credit facilities	192,000	192,000
Deferred financing fees	(3,887)	(4,257)
Total credit facilities, net of deferred financing fees	$188,113	$187,743

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in May 2016. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

As at 30 June 2016, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2016 US$’000	31 December 2015 US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments – commodity contracts	$564	$9,967
Derivative financial instruments – foreign currency contracts	250	-
Non-current
Derivative financial instruments – commodity contracts	342	3,950
Total financial assets	$1,156	$13,917

FINANCIAL LIABILITIES:
Current
Derivative financial instruments – commodity contracts	$510	$-
Non-current
Derivative financial instruments – commodity contracts	1,770	-
Total financial liabilities	$2,280	$-

The Company realised a net loss of $7.6 million related to its commodity derivative financial instruments during the six months ended 30 June 2016, consisting of a $15.3 million unrealised loss resulting from the change in fair value of the commodity derivative financial instruments, offset by $7.7 million of realised gains from the settlement of such commodity derivative contracts. The commodity derivative activity has been recognised in the condensed consolidated statement of loss and other comprehensive loss within loss on derivative financial instruments.

Financial Report	Page 15
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 12 – DERIVATIVE FINANCIAL INSTRUMENTS (CONT)

In June 2016, the Company entered into a short-term foreign currency derivative instrument to lock in the AUD to USD exchange rate at a rate of $0.75 AUD to $1.00 USD for $26.3 million (USD), in connection with the proceeds that the Company expected to raise in the second tranche of its private placement (refer to Note 14). The unrealized loss related to this instrument has been recognised in the condensed consolidated statement of loss and other comprehensive loss within other income (loss), net.

NOTE 13 – FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:                          quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                          inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                          inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2016
	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$-	$906	$-	$906
Derivative foreign currency contract	-	250	-	250
Investment in equity instruments at fair
value through profit and loss (“FVTPL”)	91	-	-	91

Liabilities measured at fair value
Derivative commodity contracts	-	(2,280)	-	(2,280)

Net fair value	$91	$(1,124)	$-	$1,033

Consolidated 31 December 2015
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$-	$13,917	$-	$13,917
Investment in equity instruments – FVTPL	89	-	-	89

Net fair value	$89	$13,917	$-	$14,006

During the half-year reporting periods ended 30 June 2016 and 2015 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Financial Report	Page 16
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2016

NOTE 13 – FAIR VALUE MEASUREMENT (CONT)

Measurement of Fair Value

a)                   Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and a foreign currency contract. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)                  Investment in Equity Instruments - FVTPL

The Company purchased 122 million shares of Elixer Petroleum (ASX: EXR) in conjunction with its purchase of NSE in 2015. The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and has been included with the Level 1 fair value hierarchy. Subsequent to 30 June 2016, the Company sold its investment in Elixer Petroleum for $0.1 million.

c)              Credit Facilities

As at 30 June 2016, the Company had $125 million and $67 million of principal debt outstanding on the Revolving Facility and the Term Loan, respectively. The estimated fair value of the Revolving Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less. The estimated fair value of the Term Loan was approximately $148 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.

d)               Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short- term nature.

NOTE 14 - ISSUED CAPITAL

Total ordinary shares issued at each period end are fully paid.

a) Ordinary Shares	Number of Shares
Total shares issued at 31 December 2015 (1)	559,103,562
Shares issued in connection with first tranche of private placement:	62,800,000
Restricted share units converted to ordinary shares	5,207,706
Total shares issued at 30 June 2016 (1)	627,111,268

(1)            Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects.

Ordinary shares participate in dividends and the distribution of assets on winding of the parent entity in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

30 June 2016
US$’000
b) Issued Capital
Beginning of period	$308,429
Shares issued in connection with first tranche of private placement:	6,088
Costs of capital raising during the period, net of tax benefit	(213)
Closing balance at end of period	$314,304

Financial Report	Page 17
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
For the half-year ended 30 June 2016

NOTE 14 – ISSUED CAPITAL (CONT)

In June 2016, the Company completed the first tranche of a two-tranche private placement of 62.8 million ordinary shares to professional and sophisticated investors for net proceeds of $5.8 million. Subsequent to 30 June 2016, the Company’s shareholders approved the second tranche of the private placement, in which the Company issued an additional 552.6 million ordinary shares for net proceeds of $51 million. In August 2016, the Company also issued 69.3 million ordinary shares through a Share Purchase Plan (“SPP”) with certain existing shareholders for net proceeds of $6.8 million. The Company plans to use the net proceeds to accelerate development, provide working capital to target bolt-on acquisitions (including the Eagle Ford acquisition completed in July 2016) and for other corporate purposes.

NOTE 15 – SHARE BASED PAYMENTS

During the six month period ended 30 June 2016, the shareholders and Board of Directors granted 15,021,242 of long term incentive restricted share units (“RSUs”) and 770,950 short term incentive RSUs (for 2014 performance) to the Company’s Chief Executive Officer (“CEO”) and certain other employees. All RSU awards were made in accordance with the Company’s incentive compensation plans and include 4,342,331 and 6,824,950 of absolute total shareholder return (“ATSR”) RSUs issued to the Company’s CEO and certain other employees, respectively (total of 11,167,281). The details of the plan and ATSR RSUs are described in more detail in the remuneration section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2015. This information is summarised for the Consolidated Group for the six month period ended 30 June 2016 below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date

Outstanding at beginning of period (1)	13,719,338	A$0.55
Issued or Issuable (2)	15,792,192	A$0.16
Forfeited	(1,150,241)	A$0.68
Converted to ordinary shares	(5,207,706)	A$0.55
Outstanding at end of period	23,153,583	A$0.34
Vested at end of period	-	-

(1)         Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

(2)         Includes 3,853,961 of RSUs that will be formally issued on the ASX subsequent to 30 June 2016.

The following table summarises the RSUs granted and their related grant date, fair value and vesting conditions for the six-month period ended 30 June 2016:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0%- 133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0%- 133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100% vested immediately
29 June 2016	3,853,961	$0.08	33% on 1 January 2017, 2018 and 2019
	15,792,192

Share based payment expense for RSUs awarded was calculated pursuant to AASB 2: Share Based Payments. The fair values of RSUs were estimated at the date they were granted to employees or approved by the shareholders. The fair value of time-lapse RSUs was determined based on the price of Company ordinary shares on the date of grant and expense is recognized over the vesting period. The Company used a Monte Carlo valuation model to determine the fair value of the ATSR shares, and the expense is recognized over the vesting period. The Monte Carlo model is based on random projections of stock price paths based on historical volatility and must be repeated numerous times to achieve a probabilistic assessment.

Upon vesting, and after a certain administrative period, the RSUs are converted to unrestricted ordinary shares.

Financial Report	Page 18
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
For the half-year ended 30 June 2016

NOTE 16 – OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and CEO, that the Company has one reportable segment being oil and natural gas exploration and production in North America. As at 30 June 2016, all activity included in its condensed consolidated statement of loss and other comprehensive loss was attributed to its reportable segment.

The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the condensed consolidated statement of loss and other comprehensive loss, condensed consolidated statement of financial position and condensed consolidated statement of cash flows. As a result, no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

NOTE 17 – CONTINGENT ASSETS AND LIABILITIES

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company. The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company. The Company does not believe the case has merit and intends to vigorously defend itself against the lawsuit.

At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

NOTE 18 – EVENTS AFTER THE REPORTING PERIOD

Purchase of Eagle Ford Assets

On 21 June 2016, the Company entered into a Purchase and Asset Sale Agreement (“PSA”) for the acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County, Texas for cash of $15.5 million. Upon execution of the PSA, the Company paid a deposit of $1.6 million to the third party seller, which was included in other current assets in the Company’s condensed consolidated statement of financial position as at 30 June 2016. The Company closed the acquisition on 29 July 2016. The assets acquired include approximately 27 gross (9.6 net) wells, which are primarily Sundance-operated, production of 600-700 Boepd and total proved reserves of approximately 3.0 Mboe (1.4 Mmboe of proved developed reserves).

The initial accounting for the business combination was incomplete at the time these financial statements were authorised for issue. Therefore, the fair value of the consideration transferred, assets acquired and liabilities assumed in the transaction have not been disclosed.

Refracturing Agreement

In July 2016 the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re-fracture a minimum of five Eagle Ford wells in McMullen County, Texas, beginning in the third quarter of 2016. Under the terms of the agreement, Schlumberger will be paid for the services from the incremental net revenue generated by the re-fracture above the production forecast of the wells prior to the re-fracture work.

Financial Report	Page 19
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Sundance Energy Australia Limited, I state that:

In the opinion of the directors:

1.             The financial statements and notes of Sundance Energy Australia Limited for the half-year ended 30 June 2016 are in accordance with the Corporations Act 2001, and:

a)             give a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the half-year ended on that date, and;

b)            comply with Australian Accounting Standards and the Corporations Regulations 2001 and Standards, as discussed in Note 1.

2.             There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 13th day of September 2016

Financial Report	Page 20
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor’s Review Report

to the Directors of Sundance Energy Australia Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sundance Energy Australia Limited, which comprises the condensed consolidated statement of financial position as at 30 June 2016, and the condensed consolidated statement of loss and other comprehensive loss, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sundance Energy Australia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Financial Report	Page 21
Half-year ended 30 June 2016

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES
INDEPENDENT AUDITOR’S REVIEW REPORT (cont)

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor’s Independence Declaration

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Sundance Energy Australia Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half- year financial report of Sundance Energy Australia Limited is not in accordance with the Corporations Act 2001, including:

(a)         giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the half-year ended on that date; and

(b)         complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountant

Sydney, 13 September 2016

Financial Report	Page 22
Half-year ended 30 June 2016

CORPORATE DIRECTORY

Directors

Michael D. Hannell – Chairman

Eric P. McCrady - Managing Director & CEO

Damien Hannes – Non-Executive Director

Neville W. Martin – Non–Executive Director

Weldon Holcombe – Non-Executive Director

Company Secretary

Damien Connor

Registered Office

28 Greenhill Road,

Wayville. SA 5034

Ph. 08 8360 0388

Fax 08 8132 0766

Website: www.sundanceenergy.com.au

Corporate Headquarters

Sundance Energy Inc

633 17th Street, Suite 1950

Denver. CO 80202 USA

Ph.  +1(303) 543-5700

Fax +1(303) 543-5701

Share Registry

Computershare Investor Services Pty Ltd

Level 5, 115 Grenfell Street

Adelaide SA  5000

Australia

Auditors

Deloitte Touche Tohmatsu

Grosvenor Place

225 George Street

Sydney NSW 2000

Australia

Australian Legal Advisors

Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers

National Australia Bank Limited (Treasury Services) – Australia

Morgan Stanley Bank, N.A. (Debt Services – Revolver) – United States

Morgan Stanley Capital Group Inc. (Debt Services – Term Loan) – United States

Bank of America Merrill Lynch (Treasury Services) – United States

Australian Securities Exchange

The Company is listed on the Australian Securities Exchange (ASX) and NASDAQ

ASX: SEA

NASDAQ: SNDE

Financial Report	Page 23
Half-year ended 30 June 2016